Exhibit 1.1

March 11, 2013

MLV & Co. LLC

1251 Avenue of the Americas, 41st Floor

New York, NY 10020

Ladies and Gentlemen:

BioCryst Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and MLV & Co. LLC (formerly McNicoll, Lewis & Vlak LLC), a Delaware limited liability company (“MLV”), are parties to an At Market Issuance Sales Agreement, dated as of June 28, 2011 (the “Agreement”), pursuant to which, MLV serves as agent for the sale of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Capitalized terms used herein and not defined shall have the respective meanings ascribed to such terms under the Agreement.

The Agreement provides for compensation equal to (i) 3% of the gross proceeds from the sale of the first $30 million of Placement Shares, and (ii) 2% of the gross proceeds from the sale of any additional Placement Shares. Notwithstanding the foregoing, the parties agree that for purposes of calculating the amount of any compensation, from the date of this letter agreement, to be paid by the Company to MLV in connection with the sale of the Placement Shares under Section 2 of the Agreement, the parties agree that MLV shall receive as compensation an amount equal to 3% of the gross proceeds from the sale of Placement Shares for the first $20 million of Placement Shares sold under the Agreement, and 2% for the remaining Placement Shares sold thereafter under the Agreement.

Very truly yours,

BIOCRYST PHARMACEUTICALS, INC.

By:
Name: Title:

ACCEPTED as of the date first-above written:

MLV & CO. LLC

By:
Name: Dean Colucci Title: President